SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from                      to
Commission file number 1-16427
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity National Information Services, Inc 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
Years ended December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc.
Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the FIS Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the FIS Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the FIS Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 27, 2008
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Employer common stocks	$82,825,736	$62,467,677
Common stocks	28,775,901	55,941,383
Common/collective trust funds	198,405,849	140,550,515
Corporate bond funds	27,679,184	24,322,537
Mutual funds	200,390,406	142,561,976
Other cash equivalents	1,849,352	2,474,895
Participant loans	15,127,139	12,650,778

Total investments	555,053,567	440,969,761

Receivables:
Participant contributions	2,105,283	—
Employer contributions	766,414	—
Due from broker for securities sold	6,120,805	10,069
Accrued interest	125,389	5,552

Total receivables	9,117,891	15,621

Total assets	564,171,458	440,985,382

Liabilities:
Refund of excess contributions payable	837	709,307
Due to broker for securities purchased	675,107	1,336,581

Total liabilities	675,944	2,045,888

Net assets available for benefits, at fair value	563,495,514	438,939,494

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	300,483	1,011,964

Net assets available for benefits	$563,795,997	$439,951,458

See accompanying notes to the financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Net appreciation in value of investments	$5,457,962	$41,216,457
Interest	2,640,800	1,543,297
Dividends	5,587,077	3,571,063

Total investment income	13,685,839	46,330,817

Contributions:
Participant	57,374,762	36,620,313
Employer	22,190,214	13,289,145
Rollovers from qualified plans	8,886,610	2,523,990

Total contributions	88,451,586	52,433,448

Transfer in of net assets:
From Certegy Inc. 401(k) Profit Sharing Plan	93,166,936	—
From Fidelity National Financial Inc. Group 401(k) Profit Sharing Plan	5,657	366,543,657
From other plan mergers	171,495	1,030,538

Transfer in of net assets	93,344,088	367,574,195

Total additions	195,481,513	466,338,460

Deductions:
Benefits paid to participants	71,434,381	26,283,407
Administrative expenses	202,593	103,595

Total deductions	71,636,974	26,387,002

Net increase	123,844,539	439,951,458
Net assets available for benefits:
Beginning of year	439,951,458	—

End of year	$563,795,997	$439,951,458

See accompanying notes to the financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
(1)	Description of the Plan
The following description of the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS Plan”) provides only general information. The FIS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (the “Code”), with a cash or deferred arrangement within the meaning of section 401(k) of the Code. In addition, the FIS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (“ESOP”) within the meaning of section 4975(e)(7) of the Code. That portion of the FIS Plan is designed to invest primarily in shares of Fidelity National Information Services, Inc. (“FIS” or the “Company” or the “Employer”).

The purpose of the FIS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company shall maintain and administer the FIS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the FIS Plan document for more complete information of the FIS Plan’s provisions.

(a)	General

The FIS Plan is a defined contribution plan covering all employees of the Company, who have attained age 18, have completed 90 days of service and worked a minimum of 20 hours per week. Union, temporary and leased employees are not eligible to participate in the FIS Plan. Employees are automatically enrolled in the FIS Plan if they do not decline within 30 days of becoming eligible.

On October 24, 2006, Fidelity National Financial, Inc. (“Old FNF”), distributed to its shareholders all of its shares of the common stock of Fidelity National Title Group, Inc. (“FNT”), making FNT a stand alone publicly traded company. This resulted in a distribution of FNT common stock to the FIS Plan participants who held shares of Old FNF and a reduction in the value of Old FNF shares equal to the value of the distribution of FNT common stock. On November 9, 2006, Old FNF was merged with and into FIS, which was then a majority-owned subsidiary of Old FNF, after which FNT’s name was changed to Fidelity National Financial, Inc. (“New FNF”). This resulted in a distribution of FIS common stock to the FIS Plan participants who held shares of Old FNF, the elimination of shares of Old FNF common stock held by FIS Plan participants, and the renaming of investments in common stock held by the FIS Plan participants. The FIS Plan is now sponsored by the Company for the benefit of its employees as noted above.

(b)	Plan Mergers

On March 1, 2007, the Certegy Inc. 401(k) Profit Sharing Plan (the “Certegy Plan”) merged into the FIS Plan. This resulted in a transfer of $93.2 million in plan assets from the Certegy Plan to the FIS Plan.

On November 30, 2006, the Company approved the Homebuilders Gevity 401(k) Plan (the “Gevity Plan”) to be merged into the FIS Plan. Effective November 30, 2006, the Gevity Plan was merged into the FIS Plan. The accompanying statements of changes in net assets available for benefits reflects the transfer in of net assets of the merged plan in the amount of $1.0 million for the year ended December 31, 2006.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
Effective January 1, 2006, the Company, formerly a majority-owned subsidiary of Old FNF, formed a defined contribution benefit plan. The account balances relating to employees of FIS that were held in the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “FNF Plan”) were transferred into the FIS Plan, which approximated $366.5 million in 2006.

(c)	Contributions

During 2007 and 2006, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the FIS Plan. Participants who have attained age 50 before the end of the FIS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2007 and 2006, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. Discretionary employer contributions may be made at the option of the Company’s board of directors.

The required Company match for 2007 and 2006 of $22.2 million and $13.3 million, respectively, was funded throughout the year. No discretionary employer contributions were made during the years ended December 31, 2007 and 2006. All employer contributions are considered ESOP allocations and invested in employer stock. A participant may, at their discretion, diversify their ESOP allocation in their account at any time. Contributions are subject to certain limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of FIS Plan earnings and charged with an allocation of FIS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
(f)	Forfeitures

Upon termination of employment, the non-vested portion of a participant’s interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former FIS Plan participants, pay administrative expenses of the FIS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2007, $0.3 million of forfeitures were used in accordance with the FIS Plan document. No forfeitures were used during 2006. As of December 31, 2007 and 2006 there were $0.6 million and $0.3 million, respectively, of unused forfeitures.

(g)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates range from 5.00% to 10.50% and 4.25% to 10.00% on loans outstanding as of December 31, 2007 and 2006, respectively.

(h)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: Retirement at the FIS Plan’s normal retirement age (65), when a participant becomes age 59 1/2, disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

(i)	Administration

During 2007 and 2006, the trustee of the FIS Plan was Wells Fargo Bank, NA (“Wells Fargo”). Wells Fargo also performs participant recordkeeping and other administrative duties for the FIS Plan. The Fidelity National Information Services, Inc. Group Plans Committee (the “Committee”) oversees the FIS Plan’s operations.

(j)	Administrative Expenses

Under the terms of the FIS Plan document, administrative expenses of the FIS Plan are paid by the FIS Plan.

(k)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. At December 31, 2007, the investment options consist of one Employer common stock fund, four common/collective trust funds, one corporate bond funds, and eight mutual funds. Investments in the Company’s common stock fund include an investment in a money market fund for liquidity purposes.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
The balances for participants who previously invested in shares of New FNF common stock under the FNF Plan were transferred into a frozen New FNF Stock Fund. The fund appreciates and depreciates with the value of the New FNF common stock, but participants can no longer make contributions into the New FNF Stock Fund. The balances for participants who previously invested in shares of Equifax Inc. (“Equifax”) common stock under the Equifax 401(k) Plan were transferred into a frozen Equifax Stock Fund. The fund appreciates and depreciates with the value of the Equifax common stock, but participants can no longer make contributions into the Equifax Stock Fund. The New FNF and Equifax Stock Funds are reflected as common stock in the accompanying Statement of Net Assets Available for Benefits.

Dividends paid by the Company with respect to shares of FIS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the FIS Plan and reinvested in FIS stock. Cash dividends received on shares of FIS stock will be allocated to each participant’s ESOP Allocations Account (“ESOP Account”) based on the number of shares of FIS stock held in each such ESOP Account, unless the participant elects to receive such dividends in cash.

(l)	Voting Rights

Each participant shall be entitled to direct the trustee to vote and to direct the trustee with respect to the tender of any company stock allocated to the participant’s accounts in accordance with the terms of the Trust. The Committee shall direct the trustee as to the voting of the shares that have been allocated to participant’s accounts but no direction has been received.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the FIS Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“SOP 94-4-1”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the FIS Plan. As required by SOP 94-4-1, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the FIS Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The FIS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Concentration of Investments

Included in the FIS Plan’s net assets available for benefits at December 31, 2007 are investments in Employer common stock (1,991,482 shares) amounting to $82.8 million whose value represents approximately 14.9% of the FIS Plan’s investments.

Included in the FIS Plan’s net assets available for benefits at December 31, 2006 are investments in Employer common stock (1,558,186 shares) amounting to $62.5 million whose value represents approximately 14.2% of the FIS Plan’s investments.

(e)	Investment Valuation and Income Recognition

The FIS Plan’s investments, except the Wells Fargo Stable Return Fund, are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the FIS Plan at year-end. The common/collective trust fund investments and the corporate bond fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the FIS Plan’s year-end. The common stock of FIS, New FNF and Equifax are valued at quoted market prices. Participant loans are valued at amortized cost, which approximates fair value as of the FIS Plan’s year-end.

The Wells Fargo Stable Return Fund is a common/collective trust fund that invests in guaranteed investment contracts and synthetic investment contracts and is valued using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Reclassifications

Certain amounts in prior year have been reclassified to conform to the current year’s presentation.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
(3)	Investments

Investments that represent 5% or more of the FIS Plan’s net assets, at fair value, as of December 31, 2007 and 2006 are as follows:

	2007		2006
Wells Fargo Stable Return Fund N	$99,860,430		71,271,171
Fidelity National Information Services, Inc. common stock	82,825,736		62,467,677
Fidelity National Financial, Inc. common stock	24,542,506	(a)	55,941,383
Wells Fargo S&P 500 Index Fund N	54,574,468		45,529,274
Oakmark Equity and Income Fund Class One	44,914,991		35,756,132
Julius Baer International Equity Fund Institutional Shares	47,543,620		31,085,982
American Growth Fund of America Class R4	32,628,092		23,105,973
Van Kampen Comstock Fund Class A	30,747,379		28,111,530
Wells Fargo S&P Midcap Index Fund G	29,765,626		17,968,482	(a)
All other investments less than 5%	107,650,719		69,732,157

	$555,053,567		440,969,761

(a)	Amount does not represent 5% or more of the FIS Plan’s net assets. Presentation is for comparative purposes.
As stated in Notes 2(a) and 2(e), the Wells Fargo Stable Return Fund N (the “Fund”), which is deemed to be fully benefit-responsive, is stated at fair value in the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Fund as of December 31, 2007 and 2006 was $99.9 million and $71.3 million, respectively. The contract value of the Fund as of December 31, 2007 and 2006, which is a component of net assets available for benefits, totaled $100.2 million and $72.3 million, respectively. During 2007 and 2006, the average yield of the Fund was approximately 5.24% and 5.24%, respectively. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund. During 2007 and 2006, the crediting interest rate of the Fund was approximately 5.09% and 4.96%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund. The credit rating assigned to Wells Fargo by Standard & Poor’s is currently AAA.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
During 2007 and 2006, the FIS Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2007	2006
Employer common stock	$(204,385)	(676,139)
Common stock	(17,547,001)	25,157,662
Corporate bond funds	(295,776)	203,816
Mutual funds	13,309,621	8,842,105
Common/collective trust funds	10,195,503	7,689,013

Net appreciation in fair value of investments	5,457,962	41,216,457

(4)	Related-Party Transactions

Certain FIS Plan investments are shares of common/collective trust funds and mutual funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the FIS Plan, and therefore, these transactions qualify as party-in-interest transactions. Transactions involving shares of the common stock of the Company, FNF, and Old FNF are parties-in-interest transactions as well. Dividends on these common stock shares totaled $2.6 million and $2.0 million for the years ended December 31, 2007 and 2006, respectively.

(5)	Excess Contributions Payable

During the years ended 2007 and 2006, the FIS Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements, the FIS Plan refunded $837 and $709,307 to participants subsequent to December 31, 2007 and 2006, respectively. Such amounts have been reflected as refund of excess contributions payable in the accompanying Statement of Net Assets Available for Benefits.

(6)	Income Tax Status

The FIS Plan is a defined contribution plan that is intended to be qualified under section 401(a) of the Code. Once qualified, the FIS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The FIS Plan submitted an initial application for a determination letter with the Internal Revenue Service on March 15, 2007.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the FIS Plan to discontinue its contributions at any time and to terminate the FIS Plan subject to the provisions of ERISA. In the event of the FIS Plan’s termination, participants will become 100% vested in their employer contributions.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements (continued)
Years ended December 31, 2007 and 2006
(8)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 was effective beginning January 1, 2008; FSP 157-2 delays the effective date for certain items to January 1, 2009. The adoption of this statement will not have a material impact on the FIS Plan’s financial statements as of January 1, 2008.

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this statement had no impact on the FIS Plan’s financial statements, as the Group Plans Committee believes the exempt status of the FIS Plan is a highly certain tax position.

(9)	Subsequent Event

On January 1, 2008, the eFunds 401(k) Profit Sharing Plan (the “eFunds Plan”) merged in to the FIS Plan. This resulted in a transfer of approximately $154.9 million in plan assets from the eFunds Plan to the FIS Plan.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 2006 Form 5500 and the expected Form 5500 at December 31, 2007:

	2007	2006
Net assets available for benefits per the financial statements	$563,795,997	439,951,458
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(300,483)	(1,011,964)

Net assets available for benefits per the Form 5500	$563,495,514	438,939,494

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
Years ended December 31, 2007 and 2006
The following is a reconciliation of investment income per the financial statements to the 2006 Form 5500 and the expected Form 5500 at December 31, 2007:

	2007	2006
Total investment income per the financial statements	$13,685,839	46,330,817
Plus: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,011,964	—
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(300,483)	(1,011,964)

Total investment income per the Form 5500	$14,397,320	45,318,853

SUPPLEMENTAL SCHEDULE

FIDELITY NATIONAL INFORMATION SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, number of shares,	Current
	lessor or similar party	collateral, par or maturity value	value
	Employer common stocks:
(1)	Fidelity National Information Services, Inc.	Common stock, 1,991,482 shares	$82,825,736

	Common stocks:
(1)	Fidelity National Financial, Inc.	Common stock, 1,679,843 shares	24,542,506
	Equifax, Inc.	Common stock, 116,430 shares	4,233,395

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N, 2,414,884 shares	99,860,430
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 843,370 shares	54,574,468
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 1,671,287 shares	29,765,626
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 855,227 shares	14,205,325

	Corporate bond funds:
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund, 2,223,227 shares	27,679,184

	Mutual funds:
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 508,859 shares	10,913,247
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 1,670,945 shares	44,914,991
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 1,759,003 shares	30,747,379
	American Funds	American Growth Fund of America Class R4, 966,472 shares	32,628,092
	RS Investments	Robertson Stephens Value Fund Class A, 415,402 shares	10,912,603
	The Hartford	Hartford Small Company HLS Fund Class 1B, 865,586 shares	15,753,671
	The Julius Baer Group	Julius Baer International Equity Fund Institutional Shares, 1,044,683 shares	47,543,620
	Vanguard Investments	Vanguard Intermediate Term Bond Index Signal Fund, 661,915 shares	6,976,803

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-Term Investment Fund G, 1,849,352 shares	1,849,352

	Participant loans	Varying maturities and interest rates from 5.00% to 10.50% for 2007. A total of 4,462 loans are outstanding.	15,127,139

			$555,053,567

(1)	Represents a party-in-interest
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Date: June 27, 2008	/s/ MICHAEL P. OATES
MICHAEL P. OATES
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.

23	Consent of Independent Registered Public Accounting Firm